Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of EOM Pharmaceutical Holdings, Inc. (formerly ImmunoCellular Therapeutics, Ltd) on Amendment No. 2 to Form S-1 (File No. 333-265817) of our report dated June 24, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of ImmunoCellular Therapeutics, Ltd. (formerly EOM Pharmaceuticals, Inc.) as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from March 27, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
December 19, 2022